HEALTHLYNKED CORP.

1265 Creekside Parkway, Suite 302

Naples, Florida 34108

July 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	HealthLynked Corp.
Request for Acceleration of Registration Statement on Form S-1
File No. 333-266088

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HealthLynked Corp., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-266088), filed with the U.S. Securities and Exchange Commission on July 11, 2022, to 5:00PM ET on July 19, 2022, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ George O’Leary
Name:	George O’Leary
Title:	Chief Financial Officer